(TRANSLATION)


To Whom It May Concern:

                                                               February 17, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                     Notice of Repurchase of Shares through
               N-NET Closing Price Orders on Nagoya Stock Exchange


Toyota Motor Corporation ("TMC") determined the method for repurchasing its shares pursuant to the provisions of Article 210 of the Commercial Code and we hereby inform you as follows.

1.   Type of shares to be repurchased              Shares of common stock of TMC

2.   Aggregate number of shares to be repurchased  30,000,000 shares

3.   Date of repurchase                            February 18, 2004

4.   Purchase price                                JPY 3,650 per share

5.   Method of repurchase

            Purchase through N-NET closing price orders on the Nagoya Stock Exchange during the period from 8:20 a.m. to 8:50 a.m. on February 18, 2004 (purchase orders shall be made during such trading hours only.)

6. Publication of the results of repurchase

            The results of repurchase will be announced after the conclusion of the 8:50 a.m. trading hour of February 18, 2004.

   (Note 1) The above number of shares shall not be changed.
            However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

   (Note 2) The shares for which orders to sell have been placed shall be repurchased up to the number of shares scheduled to be repurchased.

(Reference)

Matters resolved at the FY 2003 Ordinary General Shareholders' Meeting held on June 26, 2003.

o Type of shares to be repurchased              Shares of common stock of TMC

o Aggregate number of shares to be repurchased  Up to 150,000,000 shares

o Aggregate purchase price of shares            Up to JPY 400,000,000,000

Shares having been repurchased up to February 17, 2004

o Aggregate number of shares repurchased        64,288,200 shares

o Aggregate purchase price of shares            JPY 206,524,992,000